Entergy Corporation Consolidated (In 000's)
ETR 03/31/2004

Common Stock	2,482
Paid In Capital	4,792,171
Accum. Other comp. income	6,493
Less Treasury Stk	(518,374)
Retained Earnings	4,605,907
Common Equity	8,888,679

Preferred-w/o sink	334,377
Total Prefered	334,377

Long-Term Debt	7,399,136
Preferred-w sink	18,602
L-T Cap Leases	170,538
Current Cap Leases	160,900
Current L-T debt	528,481
Notes Payable	4,450
Total Debt	8,282,107

Total Cap	17,505,163

Equity	50.8%
Preferred	1.9%
Debt	47.3%
100.0%